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August 1, 2013

Mr. John Reynolds

Assistant Director

United States Securities and

Exchange Commission

Washington, D.C. 20549

Re:

Pacific Gold Corp.

Preliminary Proxy Statement on Schedule 14A

Filed July 26, 2013

File No. 000-32629

Dear Mr. Reynolds:

Our client, Pacific Gold Corp., a Nevada corporation (the “Company”), has forwarded to me your letter to the Company of July 31, 2013, in which you set forth several comments.  I am responding to the comments on behalf of the Company.  Each of the comments is reproduced below with the Company’s response thereafter.

If you have further questions about this response, please forward them to me as well as to the Company.  My email address is cvandemark@golenbock.com, and my telephone number is 212-907-7366.

General

1.

We note your response to comment one of our letter dated July 17, 2013, and the amended Form 10-K. However, it appears that exhibits 4.5, 4.7 and 4.10 are filed in an improper electronic format. Please re-file in an appropriate format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Response:  The Company has re-filed Exhibits 4.5, 4.7 and 4.10 in the proper electronic format.

2.

Also, your response letter indicates that exhibit 4.10 includes notes issued to Asher Enterprises. The filed notes indicate that they are payable to Richard Jagodnik. Please advise or revise.

Response:  These notes were originally issued to Richard Jagodnik and subsequently sold by Mr. Jagodnik to Asher Enterprises, Inc. (“Asher”). The Company never issued new notes to Asher and Asher has informed the Company that due to the language in the notes, Asher is comfortable that it is the “holder” of these notes and has therefore not requested the issuance of new notes in its name.

Securities and Exchange Commission

August 1, 2013

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Carl Van Demark
Carl Van Demark